UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

SPECTRUM BRANDS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84762L204
(CUSIP Number)

PHILIP FALCONE 450 PARK AVENUE, 30TH FLOOR NEW YORK, NEW YORK 10022 (212) 339-5888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84762L204	Page 2 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 8,708,253 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,708,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,708,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.43%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 3 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 8,708,253 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,708,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,708,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.43%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 4 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,891,716 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,891,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,891,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.18%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84762L204	Page 5 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,891,716 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,891,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,891,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.18%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 6 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 7 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84762L204	Page 8 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 9 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,599,969 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,599,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.61%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 10 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 12,053,819 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,053,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,053,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 84762L204	Page 11 of 14 Pages

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

               This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on September 8, 2009, as amended by Amendment No. 1 filed on October 19, 2009 and Amendment No. 2 filed on February 12, 2010 (as amended, the “Schedule 13D”) with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Spectrum Brands, Inc. (the “Issuer”). The address of the Issuer is Six Concourse Parkway, Suite 3300 Atlanta, Georgia 30328.

ITEM 2.	IDENTITY AND BACKGROUND.

               No material change.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                No material change.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

“On March 1, 2010, the Funds advised the Issuer that they or one or more of their controlled Affiliates (as defined in the Merger Agreement) desire to purchase Shares and entered into a Letter Agreement (the “Letter Agreement”) with the Issuer pursuant to which the Funds may purchase Shares (any such purchased Shares, the “Letter Agreement Shares”) during the period (the “Interim Period”) between the date of the Letter Agreement and the Closing Date (as defined in the Merger Agreement). The Funds also requested that the Issuer waive the provisions of Section 2.6 of the Support Agreement in connection with any such purchases. The Funds believe that the Shares are currently undervalued and there is currently a lack of liquidity in the Shares and may effect purchases of Shares in order to increase the liquidity of the Shares. The Funds may, but are under no obligation to, purchase Shares at prices per share no greater than $31.50 during the Interim Period subject to the limitations in the Letter Agreement described below. However, the Funds will not purchase any Shares prior to the filing by Parent and the Issuer of the Registration Statement on Form S-4/Proxy Statement with regard to the Battery Merger (as defined in the Merger Agreement).

Pursuant to the Letter Agreement, the Funds have the right (but not the obligation) to purchase up to 2,000,000 Shares during the Interim Period provided that the total number of Shares purchased by the Funds in any week during the Interim Period shall not exceed an aggregate of 100,000 Shares. The extent of purchases by the Funds within these limitations is in their sole discretion and there can be no assurance as to the amount of Shares purchased. In addition, the Funds agreed that, in connection with any meeting of the stockholders of the Issuer, or any request for the execution of written consents in lieu of a meeting of the stockholders of the Issuer to consider (i) the Merger Agreement and the transactions contemplated thereby, (ii) any action or proposal that would reasonably be expected to result in a material breach of any covenant, representation or warranty, or other obligation or agreement of the Issuer contained in the Merger Agreement or (iii) any Alternative Proposal (as defined in the Merger Agreement) with respect to the Issuer or any other action or proposal, involving the Issuer or any subsidiary of the Issuer that would reasonably be expected to prevent or materially impede, interfere with or delay the Battery Merger or any other transaction contemplated by the Merger Agreement, the Funds will cause the holder of record of any Letter Agreement Shares to appear at such meeting, in person or by proxy, or otherwise cause such Letter Agreement Shares to be counted as present thereat for purposes of establishing a quorum and (A) will cause all such Letter Agreement Shares purchased from any of Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund V, L.P., Avenue Special Situations Fund IV, L.P. and Avenue-CDP Global Opportunities Fund, L.P. (collectively, the “Avenue Parties”) or any of their respective Affiliates (as defined in the Merger Agreement) to be voted in accordance with the terms of the Avenue Support Agreement (as defined in the Merger Agreement); provided, however, that if the

CUSIP No. 84762L204	Page 12 of 14 Pages

SCHEDULE 13D

obligations of the Avenue Parties to vote in accordance with the terms of the Avenue Support Agreement shall have been terminated or suspended pursuant thereto, the Funds will cause such Letter Agreement Shares to be voted in the same proportion as the vote of all Issuer stockholders (other than the Funds, the Avenue Parties or any of their respective Affiliates) and (B) will cause all such Letter Agreement Shares purchased from any Persons (as defined in the Merger Agreement) other than the Avenue Parties or any of their respective Affiliates to be voted in the same proportion as the vote of all Issuer stockholders other than the Funds, the Avenue Parties or any of their respective Affiliates.

Notwithstanding the above, if the Merger Agreement is terminated pursuant to Section 8.1(e) thereof, the obligation of the Funds to vote their Letter Agreement Shares in the manner set forth above shall be modified such that (i) in respect of any Superior Proposal (as defined in the Merger Agreement) that is not in the form of a tender offer or an exchange offer for Shares (an “Offer”) and as a result of which the Merger Agreement was terminated, the Funds shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, the Letter Agreement Shares in the same proportion as the vote of all Issuer stockholders (other than the Funds or any of their Affiliates), (ii) in respect of any Superior Proposal that is in the form of an Offer and as a result of which the Merger Agreement was terminated, the Funds shall validly tender or cause to be validly tendered, pursuant to and in accordance with the terms of the Offer, a portion of the Letter Agreement Shares in the same proportion as Shares are tendered prior to the expiration of the Offer by other Issuer stockholders (other than the Funds or any of their Affiliates) and shall not withdraw any Letter Agreement Shares from the Offer unless and until (A) the Offer has been terminated in accordance with the terms thereof or (B) the Letter Agreement has been terminated in accordance with Section 4 thereof.

Except as otherwise provided in the Letter Agreement, during the term of the Letter Agreement, each Fund agreed, severally and not jointly, that it would not, except as provided for in the Support Agreement, transfer, assign or otherwise dispose of any of its Letter Agreement Shares.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

No material change.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended by adding the following after the last paragraph thereof:

“See Item 4 above for a description of the Letter Agreement, which is incorporated herein by reference.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

	Exhibit K:	Letter Agreement

	Exhibit L:	Joint Filing Agreement

CUSIP No. 84762L204	Page 13 of 14 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

CUSIP No. 84762L204	Page 14 of 14 Pages

SCHEDULE 13D

GLOBAL OPPORTUNITIES BREAKAWAY LTD.
By:	Harbinger Capital Partners II LP
By:	Harbinger Capital Partners II GP LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP
By:	Harbinger Capital Partners II GP LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone
Philip Falcone

March 3, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).